SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December 20, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	December 20, 2007

TAM to begin operating new air network on December 21

Company Transferring Flights from Congonhas to Guarulhos to Comply with CONAC and ANAC Resolutions

São Paulo, December 20, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) will begin operating its new domestic air network on December 21, in compliance with rulings by the Brazilian civil aviation agencies (CONAC and ANAC). Flights departing Congonhas Airport will begin operations Friday, December 21, with the limitation of a reduction in number of slots (landings and takeoffs) from 33 to 30 per hour between 6:00 a.m. and 10:00 p.m., and to 16 between 10:00 p.m. and 10:30 p.m. for regular flights. The airport will continue to operate until 11:00 p.m.

Frequencies departing Congonhas for Brasilia (DF), Goiania (Goias), Caxias do Sul (Rio Grande do Sul) and Maringa (Parana) have been transferred to Guarulhos, allowing the number of flights between Sao Paulo and these destinations to remain unchanged. For example, 11 flights to Brasilia and four to Goiania still depart from Congonhas. The company has also started flights from Guarulhos to Joinville (Santa Catarina), Uberlandia (Minas Gerais), Ribeirao Preto (Sao Paulo) and Sao Jose do Rio Preto (Sao Paulo).

TAM is also now offering direct service from Guarulhos to Salvador (Bahia) and Recife (Pernambuco) for the duration of the high-traffic season. To offset this, a flight from Congonhas to Curitiba (Parana) was cancelled as well as another to Foz do Iguacu (Parana) and a third to Londrina (Parana), in addition to two flights to Porto Alegre (Rio Grande do Sul). These steps allow TAM to adjust its network to the reduction in slots from 117 to 106 daily flights operated out of Congonhas to 20 Brazilian airports.

Passengers who purchased tickets to destinations no longer operated from Congonhas will be rescheduled for flights from Guarulhos. The TAM call center is contacting customers who purchased tickets directly from the airline. If the ticket was purchased through a travel agency, the customer will need to contact the agent who sold the ticket.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years, and held a 49.9% domestic market share and 73.2% international market share at the end of November 2007. TAM operates regular flights to 47 destinations throughout Brazil. It serves 81 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.3 million subscribers and has awarded more than 5.0 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.